Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

BY

WEBMD HEALTH CORP.

OF

UP TO $150 MILLION IN VALUE OF SHARES OF ITS COMMON STOCK AT A PURCHASE PRICE OF EITHER $24.50 OR $26.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, APRIL 3, 2012, UNLESS THE OFFER IS EXTENDED.

March 6, 2012

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by WebMD Health Corp., a Delaware corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash shares of its common stock, par value $0.01 per share, having an aggregate purchase price of up to $150 million at a price of either $24.50 or $26.00 per share, less any applicable withholding taxes and without interest, through a modified “Dutch auction” tender offer upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Tendering stockholders may specify a price of either $24.50 or $26.00 per share at which they are willing to sell their shares. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders, as follows: (a) if a sufficient number of shares is tendered at $24.50 per share to allow the Company to purchase shares having an aggregate purchase price of $150 million, the purchase price will be $24.50 per share for all shares purchased and no shares tendered at $26.00 per share will be purchased; (b) if shares tendered at $26.00 per share would need to be purchased to allow the Company to purchase shares having an aggregate purchase price of $150 million, the purchase price will be $26.00 per share; and (c) if an insufficient number of shares is properly tendered and not properly withdrawn to allow the Company to purchase $150 million in value of shares, the purchase price will be $26.00 per share unless no shares are properly tendered and not properly withdrawn at that price, in which case the purchase price will be $24.50 per share, subject to the condition that a minimum of 3 million shares be properly tendered by stockholders and not properly withdrawn. All shares acquired in the Offer will be acquired promptly after expiration of the tender offer at the designated purchase price (net in cash, less any applicable withholding taxes and without interest), regardless of whether the stockholder tendered at a lower price. The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer.

Due to the “odd lot” priority, proration and conditional tender offer provisions (as described in the Offer to Purchase), all of the shares tendered may not be purchased if the number of shares properly tendered at or below the designated price and not properly withdrawn have an aggregate value in excess of $150 million. Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. See Sections 1 and 3 of the Offer to Purchase.

The Company expressly reserves the right, in its sole discretion, to change the per share purchase price options, to increase or decrease the value of shares sought in the Offer and to otherwise amend the Offer. The Company may increase the aggregate value of shares sought in the Offer to an amount greater than $150 million, subject to certain limitations and legal requirements. See Sections 1 and 15 of the Offer to Purchase.

If the number of shares tendered at or below the designated purchase price and not properly withdrawn have an aggregate purchase price in excess of $150 million, as measured at such designated price, the Company will buy shares first, from all stockholders who own beneficially or of record, an aggregate of fewer than 100 shares (an “Odd Lot Holder”) who properly tender all their shares, second, on a pro rata basis from all other stockholders who properly tender shares, subject to any conditional tenders, and third, if necessary to permit the Company to purchase shares having an aggregate purchase price of $150 million (or any such amount as the Company may elect to purchase, subject to applicable law), from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares are purchased in the Offer, as described in Section 6 of the Offer to Purchase (for which the condition was not initially satisfied, and provided the holders tendered all of their shares) by random lot, to the extent feasible. See Sections 1, 3 and 6 of the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1.  Offer to Purchase dated March 6, 2012;

2.  Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3.  A form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.  Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time;

5.  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

6.  Return envelope addressed to American Stock Transfer & Trust Company, LLC as the Depositary; and

7.  Letter to stockholders from the Interim Chief Executive Officer and Chief Financial Officer of the Company.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, April 3, 2012, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

American Stock Transfer & Trust Company, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.